UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Design Within Reach, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

250557105
(CUSIP Number)

Glenn J. Krevlin
Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
(646) 432-0600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 20, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

Introduction.

This amends and supplements the Schedule 13D dated May 17, 2006 (the “Schedule”) filed with the Securities and Exchange Commission by Glenhill Advisors, LLC, and Glenn Krevlin with respect to the common stock of Design Within Reach, Inc., a Delaware corporation (the “Issuer”).

I. Item 4 of the Schedule, “Purpose of Transaction,” is amended and supplemented by adding the following:

The Reporting Persons have discussed with representatives of the Issuer, among other things, the possibility of expanding the Issuer’s Board of Directors. On June 20, 2006, Glenn Krevlin sent a letter to the Chairman and the President of the Issuer, a copy of which is attached hereto as Exhibit 99.1.

II. Item 7 of the Schedule, “Material to be Filed as Exhibits,” is amended by adding the following exhibit:

99.1 Letter dated June 20, 2006 from Glenn Krevlin to the Chairman and the President of the Issuer.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 20, 2006

GLENHILL ADVISORS, LLC

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title:   Managing Member

/s/ Glenn J. Krevlin
Glenn J. Krevlin